July 10, 2024

Xiaodan Liu
Chief Executive Officer
Elong Power Holding Ltd.
Gushan Standard Factory Building Project
Ganzhou New Energy Vehicle Technology City
West Gushan Road and North Xingguang Road
Ganzhou City, Jiangxi Province, 341000
China

       Re: Elong Power Holding Ltd.
           Registration Statement on Form F-4
           Filed June 27, 2024
           File No. 333-280512
Dear Xiaodan Liu:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2024 letter.

Registration Statement on Form F-4 filed June 27, 2024
Summary of the Proxy Statement/Prospectus
PRC Approvals of and the Filing Required for the Business Combination, page 32

1. We note your revisions in response to prior comment 2 and reissue in part. Please revise to state that the PRC government may intervene in or influence your operations at any time.
 July 10, 2024
Page 2
Recent Developments, page 170

2. We note your disclosure stating that subsidiaries of Elong have entered into an energy storage equipment sales agreement with Nengjian Henan Urban Construction Engineering
       Co. on May 18, 2024, and a battery pack sales agreement with Beijing Xinyuanhengyuan
       Technology Development Co., Ltd., on June 12, 2024. Please revise your disclosure to describe the material terms of these agreements. In addition, if Elong considers these agreements to be material to your business and operations, include them as exhibits to this registration statement or tell us why you are not required to do so.

       Please contact Mindy Hooker at 202-551-3732 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing